BUSINESS LEGAL ADVISORS, LLC 14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

February 2, 2021

Nicholas Lamparski

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, DC 20549

Re:	B2Digital, Inc. Registration Statement on Form S-1 Filed December 31, 2020 File No. 333-251846

Dear Mr. Lamparski:

We are in receipt of your letter dated January 25, 2021, setting forth certain comments to the Registration Statement on Form S-1 which was filed on December 30, 2021 by B2Digital, Incorporated, a Delaware corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Registration Statement on Form S-1 filed December 31, 2020

Cover Page

1.	We note you disclose that the selling security holders may offer the shares "at prevailing market prices or at privately negotiated prices." Please revise your disclosure throughout the prospectus to clarify that the selling security holders will sell at a fixed price or within a bona fide price range until your shares are listed or quoted on an established public trading market and thereafter at prevailing market prices or privately negotiated prices. Please disclose the fixed price or bona fide price range in the prospectus.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form S-1 which, includes revisions the prospectus to reflect that that the selling security holders will sell at a fixed price or within a bona fide price range until your shares are listed or quoted on an established public trading market and thereafter at prevailing market prices or privately negotiated prices.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 20

2.	Please expand your disclosures in this section to address your financial condition, changes in financial condition, and results of operations for the two-year period covered by your audited financial statements. In this regard, we note that your MD&A should discuss your financial condition and results of operations for the years ended March 31, 2020 and March 31, 2019, whereas you have included a discussion only covering your interim financials for the three and six months ended September 30, 2020 and September 30, 2019. Refer to Instruction 1 to Item 303(a) of Regulation S-K.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form S-1 which includes revisions to the “MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” section of the prospectus to provide additional disclosure, as requested.

In addition to the revisions referenced above, the prospectus has been updated to reflect changes since the initial filing of the Form S-1. In addition, the offering price has been revised to $0.004 per share and the number of shares to be issued in the offering have been increased accordingly with the maximum proceeds remaining at $2,500,000.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:          Greg P. Bell, CEO

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